EXHIBIT 99.2

SEABRIDGE GOLD INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2012
(Unaudited)

MANAGEMENT’S COMMENTS ON UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Seabridge Gold Inc. for the three months ended March 31, 2012 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Note	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	3	16,342	7,063
Short-term deposits	3	31,218	47,241
Amounts receivable and prepaid expenses		1,103	1,232
Marketable securities		4,029	4,372
		52,692	59,908
Non-current assets
Mineral interests	4	175,032	167,211
Reclamation deposits		1,588	1,588
Property and equipment		12	12
Total non-current assets		176,632	168,811
Total assets		229,324	228,719
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		4,657	2,934
Flow-through share premium		3,850	5,260
		8,507	8,194
Non-current liabilities
Income taxes payable		78	78
Deferred income tax liabilities		1,013	1,122
Provision for reclamation liabilities		1,970	1,963
Total non-current liabilities		3,061	3,163
Total liabilities		11,568	11,357

Shareholders’ equity	5	217,756	217,362
Total liabilities and shareholders’ equity		229,324	228,719

The accompanying notes form an integral part of these condensed consolidated financial statements.

These financial statements were approved by the Board of Directors and authorized for issue on May 15, 2012 and were signed on its behalf:

Rudi P. Fronk Director	James S. Anthony Director

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended March 31
	Note	2012	2011
Corporate and administrative expenses	6	(3,596)	(3,627)
Unrealized loss on convertible debenture		-	(313)
Interest income		174	132
Finance expense		(7)	17
Other income - flow-through shares		1,410	-
Foreign exchange (loss) gain		(11)	7
Loss before income taxes		(2,030)	(3,784)
Income tax recovery		109	25
Loss for the period		(1,921)	(3,759)

Other comprehensive loss, net of income
taxes:
Unrecognized loss on financial assets		(343)	(266)
Comprehensive loss for the period		(2,264)	(4,025)

Basic and diluted net loss per Common Share		(0.04)	(0.09)
Basic weighted-average number of common
shares outstanding		43,448,588	41,321,852

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars)
(Unaudited)

					Accumulated
					Other
			Contributed		Comprehensive
	Share Capital	Stock Options	Surplus	Deficit	Income	Total Equity
As at December 31, 2011	239,662	18,291	327	(40,828)	(90)	217,362
Shares - exercise of options	411	(148)	-	-	-	263
Stock-based compensation	-	2,468	-	-	-	2,468
Share issuance costs	(73)	-	-	-	-	(73)
Other comprehensive loss	-	-	-		(343)	(343)
Net loss	-	-	-	(1,921)	-	(1,921)
As at March 31, 2012	240,000	20,611	327	(42,749)	(433)	217,756

As at December 31, 2010	188,385	5,028	283	(20,730)	847	173,813
Shares - exercise of options	4,562	(1,298)	-	-	-	3,264
Stock-based compensation	-	2,510	-	-	-	2,510
Other comprehensive loss	-	-	-	-	(266)	(266)
Net loss	-	-	-	(3,759)	-	(3,759)
As at March 31, 2011	192,947	6,240	283	(24,489)	581	175,562

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2012	2011
Operating Activities
Net loss	(1,921)	(3,759)
Items not affecting cash:
Unrealized gain on convertible debenture	-	313
Stock-based compensation	2,468	2,510
Accretion of convertible debenture	-	(23)
Accretion of reclamation liabilities	7	6
Depreciation	8	9
Other income - flow-though shares	(1,410)	-
Deferred income taxes	(109)	(25)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	129	2,641
Accounts payable and accrued liabilities	1,723	(675)
Changes in income taxes payable	-	(14)
Net cash provided by operating activities	895	983

Investing Activities
Mineral interests	(7,821)	(6,891)
Short-term investments and reclamation deposits	16,023	2,713
Purchase of fixed assets	(8)	-
Proceeds from disposal of property	-	6
Net cash provided by (used in) investing activities	8,194	(4,172)

Financing Activities
Issue of share capital	190	3,264
Net increase in cash during the period	9,279	75

Cash and cash equivalents, beginning of period	7,063	1,044
Cash and cash equivalents, end of the period	16,342	1,119

The accompanying notes form an integral part of these condensed consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Condensed Consolidated Financial Statements
For the Three Months Ended March 31, 2012 and 2011
(Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

These interim condensed consolidated financial statements were prepared using the same accounting policies and methods as those described in our consolidated financial statements for the year ended December 31, 2011. These interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These interim condensed consolidated financial statements should be read in conjunction with our consolidated financial statements for the year ended December 31, 2011.

3.	Cash and cash equivalents and short-term deposits

($000’s)	March 31, 2012	December 31, 2011
Cash	16,342	7,063
Short-term deposits	31,218	47,241
	47,560	54,304

All cash is held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.

4.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2012	2012	2012	March 31, 2012
KSM	110,458	4,359	(302)	114,515
Courageous Lake	45,255	3,852	-	49,107
Pacific Intermountain Gold	4,281	1	-	4,282
Grassy Mountain	3,359	-	-	3,359
Red Mountain	2,654	11	(100)	2,565
Quartz Mountain	369	-	-	369
Castle Black Rock	293	-	-	293
Other Nevada projects	542	-	-	542
	167,211	8,223	(402)	175,032

	Balance,	Expenditures	Recoveries	Balance,
($000’s)	January 1, 2011	2011	2011	December 31, 2011
KSM	86,782	27,589	(3,913)	110,458
Courageous Lake	32,028	13,227	-	45,255
Pacific Intermountain Gold	4,182	146	(47)	4,281
Grassy Mountain	4,029	70	(740)	3,359
Red Mountain	2,411	243	-	2,654
Quartz Mountain	480	13	(124)	369
Castle Black Rock	282	11	-	293
Other Nevada projects	536	6	-	542
	130,730	41,305	(4,824)	167,211

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)         KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty on these specific claims, from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011, the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which was recorded as a credit to mineral properties on the statement of financial position. The optionee also has an option to purchase an additional $18 million of the Company’s shares until December 2012 at a 15% premium to the market price of the shares at the time of issuance. Should the optionee subscribe for the additional shares, the Company will enter into an agreement to grant an additional 0.75% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $60 million or US$75 million.

b)         Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

c)	Pacific Intermountain Gold Corporation

During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.

In 2011, the Company announced its intention to transfer certain PIGCO properties to a newly created company called Wolfpack Gold Corp. (“Wolfpack”). Some of the properties will be optioned to Wolfpack and others will be transferred in exchange for shares in Wolfpack.  The transaction is conditional on certain approvals and events transpiring including the listing of Wolfpack’s shares on the Toronto Stock Exchange.

d)         Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”).  To exercise the option, Calico must issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  In addition, after the delivery of a National Instrument 43-101 (“NI 43-101”) compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. The Company received the first two million common shares of Calico in 2011 and a value of $740,000 has been recorded as a credit to the carrying value of the mineral properties.

e)	Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

In the current quarter, the Company entered into a letter of intent with Banks Island Gold Ltd. to option its interest in the Red Mountain Project.  To exercise the option, Banks Island Gold must: (i) pay the Company $900,000 in cash and issue 4,000,000 of its common shares upon execution of a definitive option agreement expected in the second or third quarter of 2012; (ii) pay the Company a further $1,500,000 in cash on or before August 3, 2013; and (iii) pay the Company a final $9,500,000 in cash on or before February 3, 2015.  The agreement remains subject to regulatory approval.

f)         Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral claim portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee completed $500,000 in exploration expenditures by December 31, 2010 and issued 200,000 shares to the Company (50,000 shares were received in 2010 and the remaining 150,000 shares were received in February 2011). The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

In 2011, subject to an agreement between the Company and Orsa Ventures Corp. (“Orsa”) the Company has granted Orsa the exclusive option to earn a 100% interest in the main Quartz Mountain gold property and all of Seabridge's undivided 50% beneficial joint venture interest in the adjacent peripheral property mentioned above. The agreement stipulated that Orsa would pay the Company $0.5 million on or before the fifth day following regulatory approval of the option agreement and will make staged payments of $5 million in cash or shares of Orsa, at the discretion of the Company and, upon the delivery of a feasibility study, pay the Company $15 million or provide a 2% net smelter return on production at Quartz Mountain.  In the current quarter, the agreement was amended allowing Orsa to pay the Company 1.5 million shares of Orsa instead of $0.5 million on or before the fifth day following regulatory approval of the option agreement. All other terms of the original agreement remain the same. Subsequent to the quarter end, the Company received the 1.5 million shares of Orsa and this will be recorded as a recovery of the carrying value of the property.

g)         Castle Black Rock

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

The Castle Black Rock property is to be transferred to Wolfpack along with the above mentioned PIGCO assets. The transaction is conditional on certain approvals and events transpiring including the listing of Wolfpack’s shares on the Toronto Stock Exchange.

5.	Shareholders’ equity

($000’s)	March 31, 2012	December 31, 2011
Share capital	240,000	239,662
Stock options	20,611	18,291
Contributed surplus	327	327
Deficit	(42,749)	(40,828)
Accumulated other comprehensive income	(433)	(90)
	217,756	217,362

Share capital
	Shares	Amount ($000’s)
As at January 1, 2012	43,426,885	239,662
Exercise of stock options	25,000	411
Cost of raising capital	-	(73)
As at March 31, 2012	43,451,885	240,000

As at January 1, 2011	41,055,185	188,385
Exercise of stock options	300,000	3,264
Value of stock option exercised	-	1,298
As at March 31, 2011	41,355,185	192,947

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or were outstanding at March 31, 2012 and March 31, 2011.

As at March 31, 2012, the Company had 2,763,300 options to purchase common shares outstanding. A summary of option transactions and exercisable options for the period ended March 31, 2012 is as follows:

Options
Outstanding December 31, 2011	2,763,300
Granted	25,000
Exercised	(25,000)
Expired	-
Outstanding March 31, 2012	2,763,300

Exerciseable at March 31, 2012	1,258,300

The fair value of the options granted that vest over time is estimated on the dates of grant using a Black Scholes option-pricing model with the following assumptions:

	Three Months Ended March 31,
	2012	2011
Dividend yield	Nil	Nil
Expected volatility	67.62	66%
Risk free rate of return	1.43%	2.61%
Expected life of options	5 years	5 years

6.	Corporate and administrative expenses

($000’s)	Three Months Ended March 31,
	2012	2011
Employee expenses	590	557
Stock-based compensation	2,468	2,510
Professional fees	63	77
General and administrative	475	483
	3,596	3,627

7.	Related Party Disclosures

During the quarter ended March 31, 2012, a private company controlled by a director of the Company was paid $84,000 (2011- $9,000) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $56,000 (2011 - $56,000) for corporate consulting fees for services rendered; and a third director was paid $4,000 (2011 - $4,000) for geological consulting.  A private company controlled by an officer appointed on January 1, 2012 was compensated $65,000 in the current quarter. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. As at March 31, 2012 and 2011, there were no outstanding liabilities to related parties.